As filed with the Securities and Exchange
Commission on July 6, 1999                          Registration No. 333-_______


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              --------------------

                          HERBALIFE INTERNATIONAL, INC.

         NEVADA                                                   22-2695420
(State of Incorporation or Organization)          (I.R.S. Employer Identification Number)

                             1800 Century Park East
                          Los Angeles, California 90067
                                 (310) 410-9600
                    (Address of principal executive offices)

              HERBALIFE SENIOR EXECUTIVE DEFERRED COMPENSATION PLAN
                 HERBALIFE MANAGEMENT DEFERRED COMPENSATION PLAN
                      HERBALIFE MASTER TRUST AGREEMENT FOR
                     DEFERRED COMPENSATION PLANS AMENDED AND
                  RESTATED 1991 STOCK OPTION PLAN OF HERBALIFE
                               INTERNATIONAL, INC.
                            (Full title of the plans)
                                -----------------

                             ROBERT A. SANDLER, ESQ.
                          HERBALIFE INTERNATIONAL, INC.
                             1800 CENTURY PARK EAST
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 410-9600
                               (Agent for service)

                               ------------------

            IT IS REQUESTED THAT COPIES OF COMMUNICATIONS BE SENT TO:
                              ANTHONY T. ILER, ESQ.
                               IRELL & MANELLA LLP
                           333 S. HOPE ST., SUITE 3300
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 620-1555

                            -------------------------

            APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE
           PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS
                            REGISTRATION STATEMENT.

                         CALCULATION OF REGISTRATION FEE

---------------------------------------- ------------------- -------------------- -------------------- -------------
                                                              Proposed Maximum     Proposed Maximum     Amount of
Title of Securities                         Amount to be     Offering Price Per   Aggregate Offering   Registration
to be registered                           registered(1)            Share              Price(2)            Fee
---------------------------------------- ------------------- -------------------- -------------------- -------------
Common Stock ($.01 per value) (3)        5,000,000 shares         $10.438             $51,720,000       $14,379.00
---------------------------------------- ------------------- -------------------- -------------------- -------------
Deferred Compensation Obligations (4)    $24,000,000                100%              $24,000,000       $ 6,672.00
---------------------------------------- ------------------- -------------------- -------------------- -------------


(1) A total of 9,510,000 shares were registered on: (i) the Form S-8 Registration Statement filed on August 1, 1991 at which time payment of the registration fee of $140.63 for 1,000,000 shares was made, (ii) the Form S-8 Registration Statement filed on August 9, 1993, at which time payment of the registration fee of $16,906.00 for 3,254,000 shares was made, (iii) the Form S-8 Registration Statement filed on September 6, 1994, at which time payment of the registration fee of $728.45 for 100,000 shares was made (iv) the Form S-8 Registration Statement filed on November 15, 1996, at which time payment of the registration fee of $37,172.41 for 5,000,000 shares was made and (v) the Form S-8 Registration Statement filed on October 8, 1997, at which time payment of the registration fee of $ 1,325 for 156,000 shares was made (collectively, the "Prior Registrations"). The shares registered pursuant to this Form S-8 are in addition to the shares previously registered under the Prior Registrations.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 based upon the average of the high and low sale prices of the higher of Class A Common Stock and Class B Common Stock on the Nasdaq National Market System ("NASDAQ-NMS") on June 29, 1999.

(3) The Common Stock of Herbalife International, Inc., par value $.01 per share, is classified as Class A Common Stock ("Class A Stock") and Class B Common Stock ("Class B Stock"). Under the 1991 Option Plan, stock options may be awarded with respect to both Class A Stock and Class B Stock. Accordingly, the 5,000,000 shares of Common Stock being registered pursuant to this Registration Statement may be designated as either Class A Stock or Class B Stock.

(4) The Deferred Compensation Obligations are unsecured obligations of Herbalife International, Inc. to pay deferred compensation in the future in accordance with the terms and conditions of the Herbalife Senior Executive Deferred Compensation Plan, Herbalife Management Deferred Compensation Plan and the Herbalife Master Trust Agreement for Deferred Compensation Plan.

                                EXPLANATORY NOTE

         On August 1, 1991 Herbalife International, Inc. (the "Company") filed a Registration Statement on Form S-8, registering 1,000,000 shares of common stock, $0.01 par value per share ("Common Stock") relating to the issuance of shares pursuant to the Herbalife International, Inc. 1991 Stock Option Plan (the "1991 Plan"). On August 9, 1993, filed a Registration Statement on Form S-8 containing a prospectus meeting the requirements of Part I of Form S-3 relating to reofferings by certain persons of 3,254,000 shares Common Stock, relating to the issuance of shares pursuant to the 1991 Plan and certain employment agreements with executive officers. On September 6, 1994, the Company filed a Registration Statement on Form S-8 which registered an additional 100,000 shares of the Company's Common Stock acquired by an officer of the Company pursuant to a restricted stock agreement with the Company and contained a revised reoffer prospectus reflecting the additional shares registered thereby as well as certain additional disclosures. On November 15, 1996, the Company filed a Registration Statement on Form S-8, containing a reoffer prospectus, meeting the requirements of Part I of Form S-3, which registered an additional 5,000,000 shares of the Company's Common Stock which have been or may be acquired pursuant
(i) the 1991 Plan (ii) the Herbalife International, Inc. Amended and Restated 1994 Performance-Based Annual Incentive Compensation Plan (the "1994 Plan") and
(iii) the Herbalife International, Inc. 1992 Amended and Restated Executive Incentive Compensation Plan (the "1992 Plan"). On October 8, 1997, the Company filed another registration on form S-8, registering an additional 156,000 shares of Common Stock relating to non-qualified stock options granted to non-employee directors of the Company.

         The 1996 Registration Statement on Form S-8 also registered $9,000,000 in unsecured obligations of the Company to pay deferred compensation in the future in accordance with the terms and conditions of the Herbalife Senior Executive Deferred Compensation Plan, the Herbalife Management Deferred Compensation Plan and the Herbalife Master Trust Agreement for Deferred Compensation Plans (the "Deferred Compensation Obligations").

         Pursuant to General Instruction E of Form S-8, this Registration Statement on Form S-8 (the "Registration Statement") registers an additional 5,000,000 shares of the Company's Common Stock which may be acquired pursuant to the 1991 Plan, and contains a revised reoffer prospectus reflecting the additional shares registered hereby as well as certain additional disclosures. In 1997, the Company effected a recapitalization whereby the Common Stock was reclassified as Class A Common Stock, $0.01 par value, (the "Class A Stock") and Class B Common Stock, $0.01 par value, (the "Class B Stock") The Class A Stock and the Class B Stock are collectively referred to as the Common Stock. Class A Stock is entitled to one vote per share on all matters submitted for stockholder approval, while Class B Stock has no voting rights except as required by law. Under the 1991 Plan, stock options may be awarded with respect to both Class A Stock and Class B Stock. Accordingly, the 5,000,000 shares of Common Stock being registered pursuant to this Registration Statement may be designated as either Class A Stock or Class B Stock.

         This Form S-8 also registers $24,000,000 in unsecured obligations of the Company to pay deferred compensation in the future in accordance with the terms and conditions of the Deferred Compensation Obligations.

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

         Pursuant to the requirements of the Note to Part I of Form S-8 and Rule 428(b)(1) of the Rules under the Securities Act of 1933, as amended, the information required by Part I of Form S-8 is incorporated by reference in the Reoffer Prospectus which follows. The Reoffer Prospectus, together with the documents incorporated by reference pursuant to Item 3 of Part II of this Registration Statement, constitutes the Section 10(a) Prospectus.

                               REOFFER PROSPECTUS

         The material which follows, up to but not including the pages beginning on Part II of this Registration Statement, constitutes a prospectus prepared in accordance with the applicable requirements of Part I of Form S-3 and General Instruction C to Form S-8, to be used in connection with resales of securities acquired under the Registrant's 1991 Stock Option Plan.

                         HERBALIFE INTERNATIONAL, INC.
                                  COMMON STOCK
                                ($.01 PAR VALUE)

                                5,000,000 SHARES

                                 --------------

         This Prospectus relates to 5,000,000 shares of common stock, $0.01 par value per share ("Common Stock"), of Herbalife International, Inc., a Nevada corporation (the "Company"), which may be offered from time to time by one or all of the selling shareholders named herein (the "Selling Shareholders") or, pursuant to General Instruction C to Form S-8, in a supplement to this Prospectus. The Company will receive no part of the proceeds of such sales. The Company has agreed to pay certain costs and expenses incurred in connection with the registration of the shares of Common Stock offered hereby, except that the Selling Shareholders shall be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such shares. See "Plan of Distribution."

         The Selling Shareholders may sell all or a portion of the shares offered hereby from time to time on the National Market System of the National Association of Securities Dealers Automated Quotation System (the "NASDAQ-NMS") at prevailing prices at the time of such sales, at prices related to such prevailing prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders. The Selling Shareholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Shareholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act.

To the extent required, the specified shares to be sold, the public offering price, the names of any such broker-dealers, and any applicable commission or discount with respect to any particular offer will be set forth in a supplement to this Prospectus. See "Plan of Distribution."

         The Common Stock of the Company is traded on the NASDAQ-NMS. On
June 29, 1999, the closing sale price of the Company's Class A Common Stock was $10.375 per share and the closing sale price of the Company's Class B Common Stock was $8.438.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         For information concerning certain factors relating to this offering, see "Risk Factors."

                  The date of this Prospectus is July 6, 1999.

                                TABLE OF CONTENTS

                                                                           PAGE

AVAILABLE INFORMATION.....................................................   6

DOCUMENTS INCORPORATED BY REFERENCE........................................  7

THE COMPANY................................................................  7

RISK FACTORS...............................................................  9

USE OF PROCEEDS............................................................ 23

SELLING SHAREHOLDERS....................................................... 23

PLAN OF DISTRIBUTION......................................................  25

LEGAL MATTERS.............................................................  26

EXPERTS...................................................................  26

         You should only rely on the information contained or incorporated by reference in this Prospectus and in any prospectus supplement. No one has been authorized to provide you with different information. The shares of Common Stock are not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this Prospectus or in any prospectus supplement is accurate as of any date other that the date on the front of the documents.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 W. Madison Street, 14th Floor, Chicago, Illinois 60661. Copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Most of the Company's filings with the Commission are also available free of charge at the Commission's web site at http://www.sec.gov.

         The Company has filed with the Commission a registration statement on Form S-8 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits filed or incorporated as a part thereof. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The following documents heretofore filed by the Company under the Exchange Act with the Commission are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1998; (2) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999; and (3) the description of the Company's Common Stock as set forth in the registration statement filed by the Company on Form 8-A pursuant to Section 12(g) of the Exchange Act, and any amendments thereto filed with the Commission for the purpose of updating such description.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents, except as to any portion of any future Annual or Quarterly Report to the Company's shareholders that is not deemed to be filed under said provisions. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide you, without charge, on the request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits thereto. Written or oral requests for such copies should be directed to Herbalife International, Inc. at its executive offices, located at 1800 Century Park East, Los Angeles, California 90067, Attention: General Counsel. The Company's telephone number is (310) 410-9600.

                                   THE COMPANY

         GENERAL

         We are a network marketing company and we sell a wide range of weight management products, food and dietary supplements and personal care products worldwide. As of December 31, 1998, we conducted business in 42 countries located in Asia/Pacific Rim, Europe and The Americas. Retail sales in those regions represented 42.0%, 29.4% and 28.6%, respectively, of our total retail sales in 1998. We operate through 42 domestic and foreign subsidiaries, virtually all of which we wholly-own. Except as the context otherwise requires, references to "we" or the "Company" include Herbalife International, Inc. and its operating subsidiaries.

         In recent years, we have experienced substantial growth in retail sales. From 1994 to 1998, our retail sales grew from $884.1 million to $1.64 billion, representing a compound annual growth rate of 17%.

         Our products are marketed exclusively through a network marketing system. This system enables our independent distributors to earn profits by selling Herbalife products to retail consumers or other distributors. Distributors may also develop their own distributor downline organizations by sponsoring other distributors to do business in any market where we operate, entitling the sponsors to receive royalty overrides (cash incentives, including royalties and bonuses) on product sales within their downline organizations.

         Our management believes that our network marketing system is ideally suited to our products, which emphasize a healthy lifestyle, because sales of such products are strengthened by ongoing personal contact between retail consumers and distributors, many of whom use our products themselves. Our network marketing system appeals to a broad cross-section of people throughout the world, particularly those seeking to supplement family income, start a home business or pursue employment opportunities other than conventional, full-time employment.

         HISTORY AND ORGANIZATION

         We began operations in February 1980 as a California limited partnership and operated in that form through December 1985, with the exception of an interim period from October 1981 through August 1983 when the business was operated through a California corporation. In January 1986, we transferred our business from the California limited partnership to a corporate general partner, Herbalife International of America, Inc. ("Herbalife of America"). In November 1986, Sage Court Ventures, Inc. ("Sage Court") acquired Herbalife of America in a stock-for-stock reorganization. As a result of the acquisition, Herbalife of America became a wholly-owned subsidiary of Sage Court and the former shareholders of Herbalife of America acquired a controlling interest in Sage Court. Sage Court formally changed its name to Herbalife International, Inc. in December 1986.

         In October 1993, we, as a company, together with certain shareholders, sold a total of 6,047,000 shares of Common Stock in a Public Offering (the "1993 Offering"). As part of this transaction, we issued and sold 2,647,000 shares.

         In December 1997, our common stock was reclassified into a voting class of common stock (the "Class A Stock") and a non-voting class of common stock (the "Class B Stock"). The reclassification of the old common stock is referred to in this Prospectus as the "Recapitalization," and the Class A Stock and Class B Stock are together referred to as the "Common Stock."

                                  RISK FACTORS

         You should consider carefully the information set forth below, as well as the other information contained in this Prospectus, in determining whether to purchase shares of Common Stock offered hereby.

--------------------------------------------------------------------------------
         WE DEPEND IN SIGNIFICANT PART UPON OUR ABILITY TO ATTRACT, MAINTAIN AND MOTIVATE A LARGE BASE OF DISTRIBUTORS.
--------------------------------------------------------------------------------

         Our success depends in significant part upon our ability to attract, maintain and motivate a large base of distributors. In our efforts to attract and retain distributors, we compete with other network marketing organizations, including those in the weight management, food and dietary supplement and personal care product industries. In addition, as a result of our network marketing system and our international sponsorship program, the distributor organizations headed by a relatively small number of key distributors are responsible for a significant percentage of our total retail sales (in many cases, including retail sales in several different countries). Our ability to sell our products and to attract new distributors would be materially adversely affected if, for any reason, we were to lose a significant number of distributors.

         Adverse publicity and regulatory action relating to our business, our products or our operations, including our network marketing system, has and could again have a negative effect on our ability to attract, motivate and retain distributors . In the mid-1980s, our products and marketing system became the subject of regulatory scrutiny in the United States, resulting in large part from claims and representations made about our products (including impermissible therapeutic claims). The resulting adverse publicity caused a rapid, substantial loss of distributors in the United States and, beginning in 1985, a corresponding reduction in sales. More recently, we lost a significant number of distributors in other markets, including Brazil, France and Germany, because of adverse publicity. As a consequence, our sales in those markets declined. We expect that negative publicity or regulatory action will, from time to time, continue to adversely affect our business in particular markets.

--------------------------------------------------------------------------------
         REGULATIONS GOVERNING OUR INDUSTRY COULD HAVE A SIGNIFICANT NEGATIVE EFFECT ON OUR BUSINESS.
--------------------------------------------------------------------------------

         In both our United States and foreign markets, we are subject to and affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints (at the federal, state and local levels). The kinds of constraints that are imposed on us include, among other things, regulations pertaining to:

(1) the formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of our products;

(2) product claims and advertising (including direct claims and advertising by us as a Company as well as claims and advertising by distributors, for which we may be held responsible);

(3)      our network marketing system;

(4) transfer pricing and similar regulations that affect the level of foreign taxable income and customs duties; and

(5) taxation of distributors, which in some instances may impose on us an obligation to collect the taxes and maintain appropriate records.

         We could be found to be in violation of existing regulations as a result, among other things, of the ambiguous nature of certain of the regulations, the considerable interpretive and enforcement discretion given to regulators or instances of misconduct by distributors. We have a limited ability to control any misconduct by our distributors because they are generally independent contractors. State and federal regulators could undertake a number of enforcement actions against us as a result of any misconduct by our distributors, including, (1) seizing our products, (2) enjoining us from further product distribution, (3) recalling our products and (4) possible criminal prosecution. If a governmental organization were to assert or determine that we, as a company, or our distributors are not in compliance with existing regulations, our business could be materially adversely affected. In the past, regulatory activities of the kind described above has had a material adverse effect on our business.

         We are unable to predict the nature of any future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business. In the future, however, regulators could require (1) the reformulation of certain products that we may be unable to reformulate, (2) additional recordkeeping, (3) expanded documentation of the properties of certain products, (4) changes to the labeling of our Products and (5) additional scientific substantiation regarding product ingredients, safety or usefulness. Any or all such requirements could have a material adverse effect on our results of operations and financial condition.

         The adoption of new regulations or changes in the interpretation of existing regulations in the United States or in any of the international markets in which we operate, could have a material adverse effect on our business. For example, in September 1997, the Food and Drug Administration (the "FDA") issued regulations governing the labeling and marketing of dietary supplement products. The regulations cover: 1) the identification of dietary supplements and their nutrition and ingredient labeling; 2) the terminology to be used for nutrient content claims, health content claims, and statements of nutritional support; 3) labeling requirements for dietary supplements for which "high potency" and "antioxidant" claims are made; 4) notification procedures for statements on dietary supplements; and 5) premarket notification requirements for new dietary ingredients in dietary supplements.

         The notification procedures became effective in November, 1997, and the new labeling requirements became effective in March, 1999. As a result of these changes, we were required to revise a substantial number of our product labels to reflect the new requirements by the effective date. The cost or impact of such actions have not been material. In addition, we are required to continue our ongoing program of securing substantiation of our product performance claims and of notifying the FDA of certain types of performance claims we make for our products. On various occasions, the FDA sent us "courtesy letters," objecting to certain performance claims we had proposed. Generally, in those instances, we revised our product claims to reflect the FDA's comments.

         It is possible that the FDA could take the position that claims made for certain of our products place those products within the scope of an FDA over-the-counter ("OTC") drug monograph. OTC monographs prescribe permissible ingredients and appropriate labeling language, and require the marketer or supplier of the products to register and file annual drug listing information with the FDA. A limited number of our products are labeled as OTC monograph drugs, and we believe we are in compliance with the applicable monographs. In the event that the FDA asserts that claims about other Herbalife products caused them to fall within the scope of OTC monographs, we would be required either to comply with the applicable monographs or change our claims with respect to these products. We cannot be sure that we could do so effectively, or that any such changes would not adversely affect our sales and marketing of an affected product.

         As a marketer of food and dietary supplements and other products that are ingested by consumers, we are subject to the risk that one or more of the ingredients in our products may become the subject of adverse regulatory action.

         An example of a product that may become subject to adverse regulatory action is Thermojetics(R) original green herbal tablet. One of the ingredients in the Thermojetics(R) original green herbal tablet is a Chinese herb, Ma Huang, which contains naturally occurring ephedrine in small quantities. Ephedrine products have been the subject of adverse publicity in the United States and other countries relating to its alleged harmful effects, including the deaths of several individuals. Currently, we offer the Thermojetics(R) original green herbal tablet only in the United States (except in certain states in which regulations may prohibit or restrict the sale of such product).

         For approximately three months commencing in July 1995, we suspended sales of Thermojetics(R) original green tablets in the United States and introduced a reformulated herbal green tablet that did not contain Ma Huang because we anticipated that the sale of Ma Huang could have been affected by federal regulations. In October 1995, as no such regulations were proposed or issued, we renewed sales of Thermojetics(R) original green herbal tablets in the United States (except in certain states in which regulations may prohibit or restrict the sale of such product). During the three-month suspension period, we did not experience a material change in the level of sales of the reformulated Thermojetics(R) green tablets versus sales of the Thermojetics(R) original green tablets in the recently preceding months. It is possible, however, that a longer suspension period could have resulted in a decrease in sales of the reformulated Thermojetics(R) green tablets or other products within the Thermojetics(R) Weight Management System (even though such other products do not contain Ma Huang). This is so because, although Thermojetics(R) original green tablets accounted only for approximately 2% of retail sales in 1997 and 1998, the original green tablet is part of the marketing of the Thermojetics(R) weight management tablets (which also include green, beige and yellow tablets) and other products in the Thermojetics(R) line that as a whole contributed significantly to our retail sales.

         We cannot be sure that in the future we will be permitted to continue to offer products that contain Ma Huang. The FDA has on record a small number of reports of adverse reactions allegedly resulting from the ingestion of Ma Huang contained in the Thermojetics(R) original green tablet. We have not received any communications from the FDA with respect to these reports, but we believe that we have substantial defenses to these actions and that the matters are not material. Many other companies, however, manufacture products containing various amounts of Ma Huang and the FDA has on record hundreds of reports of adverse reactions to these products. On April 10, 1996, the FDA issued a statement warning consumers not to purchase or ingest dietary supplements containing ephedrine that are claimed to produce such effects as euphoria, heightened awareness, increased sexual sensations or increased energy, because these products pose significant adverse health risks, including dizziness, headache, gastrointestinal distress, irregular heartbeat, heart palpitations, heart attack, strokes, seizures, psychosis and death. We do not market our Ma Huang product with any of these claims.

         On June 4, 1997, the FDA issued a proposed regulation for dietary supplements, such as Thermojetics(R) original green tablet, which contain ephedrine alkaloids. The proposed regulation would prohibit dietary supplements containing eight milligrams or more of ephedrine alkaloids per serving, and would not permit such products to contain any other stimulant, diuretic, or laxative ingredients. In addition, labeling of supplements containing ephedrine alkaloids would be prohibited from suggesting or recommending conditions of use that would result in an intake of eight milligrams or more of ephedrine alkaloids within a six-hour period, or a total daily intake of 24 milligrams or more. The FDA proposal would also require a warning to refrain from taking the product for more than seven days, and would prohibit the supplements from being represented, either expressly or implicitly, as being suitable for long-term uses, such as for weight loss or body building. Similarly, claims for increased energy, increased mental concentration, or enhanced well-being that encourage the consumer to take more of the product to achieve more of the purported effect would be required to be accompanied by a warning stating that taking more than the recommended serving may cause a heart attack, stroke, seizure, or death.

         Although tests performed by an independent laboratory indicate that our original green Thermojetics(R) product contains less than the eight milligrams of ephedrine alkaloids per serving permitted under the FDA proposal, we are reviewing the possible impact of the FDA proposal, if it is finalized in its current form, upon our continued marketing of its Thermojetics(R) original green tablet. In response to the proposal, or to a final regulation which is substantially similar to the proposal, we may be required to: (1) withdraw or reformulate our product with reduced ephedrine levels, or with a substitute for Ma Huang, (2) relabel our product with different warnings or revised directions for use, (3) refrain from making certain statements, possibly including weight loss, with respect to any product containing Ma Huang and/or (4) withdraw our product from the weight management program and reposition it in a different category. Even in the absence of an FDA final regulation, we may elect to reformulate and/or relabel our product containing Ma Huang. We cannot be sure that we could reformulate or relabel our Ma Huang product effectively or that reformulation and/or relabeling would not have an adverse effect on sales of such product or related products within the Thermojetics(R) Weight Management Program, even though such products do not contain Ma Huang.

         We are also aware that, in certain of the international markets in which we operate, there has been recent adverse publicity concerning products that contain substances generally referred to as "genetically modified organisms" ("GMOs"). In some markets, the possibility of health risks thought to be associated with GMOs has prompted proposed or actual governmental regulation. A number of our products contain substances that would or might be classified as GMOs. We cannot anticipate the extent to which regulations in the markets in which we operate will restrict the use of GMOs in our products or the impact of such regulations on our business in those markets. In response to any applicable regulations, we would, where practicable, attempt to reformulate our products to satisfy such regulations, and we believe, based upon currently available information, that compliance with regulatory requirements in this area should not have a material adverse effect on our business. However, because publicity and governmental scrutiny of GMOs is a relatively new and evolving area, there can be no assurance in this regard.

         Governmental regulations in countries where we plan to commence or expand operations may prevent or delay our entry into those markets. In addition, our ability to sustain satisfactory levels of sales in the markets in which we operate depends in significant part on our ability to introduce additional products into such markets. Government regulations in these markets, however, can delay or prevent the introduction, or require the reformulation or withdrawal, of certain of our products. For example, during the third quarter of 1995, we received inquiries from certain government agencies within Germany and Portugal regarding Thermojetics(R) Instant Herbal Beverage, relating to (1) the caffeine content of the product and (2) the status of the product as an "instant tea," which was disfavored by regulators, versus a "beverage." In those instances we suspended the sale of this product in these countries at the request of local regulators. Further, such regulatory action, whether or not it results in a final adverse determination to us, could create negative publicity (as it did in Germany with respect to Thermojetics(R) Instant Herbal Beverage), with detrimental effects on the motivation and recruitment of distributors and, consequently, on sales.

         The U.S. Federal Trade Commission (the "FTC"), which exercises jurisdiction over the advertising of all our products, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees and monetary payments by the companies involved. In addition, the FTC has increased its scrutiny of the use of testimonials, which we also utilize. While we have not been the target of FTC enforcement action for the advertising of our products, we cannot be sure that the FTC will not question our advertising or other operations in the future. In November of 1998, the FTC issued a guide for the dietary supplement industry, describing how the FTC applies the law which it administers to dietary supplements advertisements. It is unclear whether issuance of this guide indicates that the FTC will subject advertisements of this kind, including ours, to increased surveillance to ensure compliance with the principles set forth in the guide.

         Regulations applicable to the activities of our distributors may also affect our business because in some countries we are, or regulators may assert that we are, responsible for our distributors' conduct. In these countries, regulators may request or require that we take steps to ensure that our distributors comply with local regulations. Regulated conduct include, among other things, representations concerning our products, income representations made directly by us and/or our distributors, public media advertisements (which in foreign markets may require prior approval by regulators) and sales of products in markets in which such products have not been approved, licensed or certified for sale. In certain markets, it is possible that improper product claims by distributors could result in our products being reviewed or re-reviewed by regulatory authorities and, as a result, being classified or placed into another category as to which stricter regulations are applicable.

         Through our manuals, seminars and other training materials and programs, we attempt to educate our distributors as to the scope of permissible and impermissible activities in each market. We also investigate allegations of distributor misconduct. Our distributors, however, are generally independent contractors, and we are unable to monitor directly all their activities. As a consequence, we cannot be sure that our distributors comply with applicable regulations. Misconduct by distributors has in the past and could again have a material adverse effect our business in a particular market or in general.

         Our network marketing system is subject to a number of federal and state regulations administered by the FTC and various state agencies as well as regulations in foreign markets administered by foreign agencies. Regulations applicable to network marketing organizations are generally directed at ensuring that product sales are ultimately made to consumers and that advancement within such organizations are based on sales of the organizations' products rather than investments in the organizations or other non-retail sales related criteria. For instance, in certain markets there are limits on the extent to which a distributor may earn royalties on sales generated by distributors that were not directly sponsored by him or her. To minimize the risk that we may be violating applicable regulations, we either obtain regulatory approval of our network marketing system or, where such approval is not required, the favorable opinion of local counsel as to regulatory compliance. Nevertheless, we remain subject to the risk that, in one or more markets, our marketing system could be found not to be in compliance with applicable regulations. Our failure to comply with these regulations could have a material adverse effect on our business in a particular market or in general.

         We are also subject to the risk of private party challenges to the legality of our network marketing system. For example, in Webster v. Omnitrition International, Inc., 79 F.3d 776 (9th Cir. 1996), the "multi-level marketing" program of Omnitrition International, Inc. ("Omnitrition") was challenged in a class action by certain Omnitrition distributors who alleged that Omnitrition was operating an illegal "pyramid scheme" in violation of federal and state laws. We were recently named as a defendant in a case that, among other things, attempts to challenge the legality of our marketing system. We believe that our network marketing system satisfies the standards set forth in the Omnitrition case and other applicable statutes and case law defining a legal marketing system, in part based upon significant differences between our marketing system and that described in the Omnitrition case. Further, it is an ongoing part of the our business to monitor and respond to regulatory and legal developments, including those that may affect its network marketing system. The regulatory requirements concerning network marketing systems, however, do not include "bright line" rules and are inherently fact-based. An adverse judicial determination with respect to our network marketing system could have a material adverse effect on our business. Among other things, such a determination could require us to make modifications to our network marketing system, result in negative publicity or have a negative impact on distributor morale. In addition, adverse rulings by courts in any proceedings challenging the legality of multi-level marketing systems, even in those not involving us directly, could have a material adverse effect on our operations.

         In many foreign countries, we are subject to transfer pricing regulations, restrictions on the management fees we charge to our local subsidiary and similar regulations and restrictions designed to ensure that appropriate levels of income are reported as earned by the local subsidiary and taxed by the foreign governmental authorities. In addition, our operations in foreign countries are subject to regulations designed to ensure that appropriate levels of customs duties are assessed on the importation of our products. While we believe we are in substantial compliance with all applicable regulations and restrictions, we are subject to the risk that foreign governmental authorities could audit our transfer pricing and related practices and assert that additional taxes are owed. For example, we are currently subject to pending or proposed audits which are at various levels of review, assessment or appeal in a number of foreign jurisdictions, including Italy and France, involving transfer pricing issues, income taxes, value added taxes, withholding taxes and related interest and penalties in material amounts. In certain circumstances, additional taxes, interest and penalties have been assessed, and we will be required to litigate to reverse the assessments. In addition, Italian criminal tax proceedings are pending against the former managing director of our Italian subsidiary in his capacity as such with respect to certain tax issues affecting us as a Company (and not affecting distributors or the taxation of distributors). We have been advised by our Italian tax counsel that referral of tax charges to criminal authorities in Italy is a relatively common procedure (pursuant to statutory provisions requiring referral of specific types of claims based upon the amounts thereof) and in any event we believe that we have strong defenses to the charges. We expect that none of the pending or proposed audits, assessments or litigation will have a material adverse effect on our business. Ultimate resolution of these matters, however, may take several years and the outcome is uncertain.

         We are also subject to a variety of other regulations in various foreign markets, including regulations pertaining to social security assessments and value added taxes, employment and severance pay requirements, import/export regulations and antitrust issues. As an example, in many markets, we are substantially restricted in the amount and types of rules and termination criteria that we can impose on distributors without having to pay social security assessments on behalf of such distributors and without incurring severance obligations to terminated distributors. In some countries, we may be subject to such obligations in any event.

         Our failure to comply with such regulations could have a material adverse effect on our business in a particular market or in general. Such assertions or the effect of adverse regulations in one market could adversely affect us in other markets as well by causing increased regulatory scrutiny in those other markets or as a result of the negative publicity generated in those other markets.

--------------------------------------------------------------------------------
         WE DEPEND ON MR. HUGHES' PARTICIPATION IN THE COMPANY.
--------------------------------------------------------------------------------

         Our business, particularly the operation of our distributor network, depends substantially upon the active participation of Mark Hughes, the Company's principal shareholder, Chairman of the Board, Chief Executive Officer and President. The loss of Mr. Hughes' services would adversely affect our business. We do not maintain key man life insurance on Mr. Hughes.

--------------------------------------------------------------------------------
         OUR SALES AND EARNINGS ARE POTENTIALLY VOLATILE.
--------------------------------------------------------------------------------

         In the mid-1980s, our products and network marketing system became the subject of regulatory scrutiny in the United States resulting in large part from claims and representations made about our products, including impermissible therapeutic claims. Although we responded by instituting certain regulatory compliance measures, as a result of the adverse publicity generated by the regulatory activities we experienced, beginning in 1985, a rapid, substantial loss of distributors in the United States and a corresponding reduction in sales. In addition, our sales in the United States were adversely affected by competition from other weight management products. As a consequence, from 1987 (our first full year as a public company) through 1990, our operations resulted either in net losses or modest net income. More recently, because of adverse publicity and regulatory action in other markets, including France and Germany, we lost a significant number of distributors and our sales in those markets declined, contributing to a reduction in worldwide net income from $46.0 million in 1994 to $19.7 million in 1995. While our net income increased in subsequent periods, we expect that our business in particular markets will, from time to time, be adversely impacted by regulatory actions, negative publicity and competition in those markets.

         After entering a new country, we have in many instances experienced an initial period of rapid growth in sales, as new distributors were recruited, followed by a decline in sales. We believe that certain distributor migration patterns as well as regulatory action and adverse publicity in certain markets have caused this fluctuation in our sales. In some of these markets, the opening of new markets within the same geographic region or with the same or similar language or cultural bases has resulted in a corresponding tendency of some key distributors to focus their attention on business opportunities provided by the new markets instead of developing their established downline organizations in existing markets. Additionally, in certain instances, we have become aware that a substantial number of sales in certain existing markets were attributable to distributors who sold our products in countries which had not yet been opened. When we later opened these countries, the sales in the existing markets shifted to the newly opened markets, resulting in a decline in sales in the existing markets.

         Our weight management products have historically contributed a significant portion of our total retail sales. During 1997 and 1998, our 20 weight management products contributed approximately 30% of total retail sales. Accordingly, we could be materially adversely affected if, because of regulatory constraints, adverse publicity, competition or other factors, we were unable to successfully market our weight management products in one or more significant markets.

         Our sales and earnings continue to be subject to significant potential volatility based upon, among other things, the adverse effect of our distributors' failure or our failure as a company, and allegations of such failure, to comply with applicable regulations. In the past, this failure or alleged failure to comply with regulations resulted in the removal of certain products from sale in certain countries, either temporarily or permanently. In addition, future changes in regulations may limit or restrict (1) the sale of certain of our products, (2) the operation of our network marketing system, (3) the expansion of our operations into new markets, (4) the introduction of our products into each market and (5) the recruitment and retention of distributors, and our ability to introduce new products.

         Our sales may also be negatively affected by the introduction of new products by our competitors, general conditions in the weight management, food and dietary supplement and personal care industries, the network marketing industry and consumer perceptions of our products and operations. In particular, because our products are ingested by consumers or applied to their bodies, we are highly dependent upon consumers' perception of the safety, quality and effectiveness of our products. As a result, substantial negative publicity, whether founded or unfounded, concerning one or more of our products or other products similar to ours could adversely affect our sales and earnings. In the past, adverse publicity has been connected with (1) prospective regulatory action, (2) perceived health concerns relating to particular products, (3) issues related to our network marketing system, (4) disputes between us and certain of our distributors, and (5) other issues relating to our business.

--------------------------------------------------------------------------------
         BECAUSE WE CONTINUE TO DEPEND ON FOREIGN MARKETS, OUR EXPOSURE TO THE ADDITIONAL RISKS ASSOCIATED WITH FOREIGN OPERATIONS IS LIKELY TO INCREASE.
--------------------------------------------------------------------------------

         Because we rely on foreign markets, we are exposed to the risks associated with foreign operations, including, among other things, changes in or interpretations of foreign regulations that may limit our ability to sell certain products, conduct a network marketing system or repatriate profits to the United States, and the potential imposition of trade or foreign exchange restrictions or increased tariffs. We are also exposed to risks associated with foreign currency fluctuations. For instance, generally we purchase our products in U.S. dollars while our sales to distributors are generally made in local currencies; accordingly, strengthening of the U.S. dollar versus a foreign currency can have a negative impact on our revenue. Although we engage in transactions to protect against certain risks associated with foreign currency fluctuations, there can be no assurance that such fluctuations will not have an adverse effect. As we continue to expand our international operations, these and other risks associated with international operations are likely to increase.

         Specifically, we are exposed to risks associated with the current economic and currency crisis in Asia. Because of the significance of the Asian markets, and Japan in particular, which has become our largest single retail sales market, a sustained economic slowdown and/or currency crisis in Asia could have a material adverse impact on our business.

         In addition, our operations in certain markets may be adversely affected by political, economic and social instability in those countries. For instance, we have elected not to establish a physical presence, through a sales or distribution center, in Russia due to a difficult business environment in that country. Instead we have chosen to rely on various import/export companies located in Russia to sell our products to Russian distributors.

--------------------------------------------------------------------------------
         WE ARE SUBJECT TO THE UNCERTAINTIES ASSOCIATED WITH BUSINESS EXPANSION.
--------------------------------------------------------------------------------

         Our continued growth is dependent in significant part upon our ability to expand our operations into new markets. As compared to new market openings in the past, we may have greater difficulty opening new markets in the future due to greater regulatory barriers, the necessity of adapting to entirely new regulatory systems and problems related to entering new markets with different cultural bases and political systems from those encountered in the past. In addition, our success will continue to depend significantly on our ability to manage rapid growth, through expansions and enhancements of our worldwide personnel and management and information, order processing and fulfillment, inventory and shipping systems and other aspects of operations. From time to time, we have experienced out-of-stock situations with respect to certain products. As we continue to add distributors, products and countries to our operations, our ability to manage this growth will be increasingly challenging.

--------------------------------------------------------------------------------
         BECAUSE WE DEPEND ON OUR OUTSIDE MANUFACTURERS TO CREATE NEW PRODUCTS, OUR RELATIONSHIP WITH THEM IS CRUCIAL TO OUR BUSINESS.
--------------------------------------------------------------------------------

         All of our products are manufactured by outside companies. Raven Industries, Inc. ("Raven") currently manufactures most of our powder products, and D&F Industries, Inc. ("D&F") currently supplies most of our tablet and capsule products. In 1997 and 1998, our aggregate purchases from Raven and D&F represented a majority of our total product purchases. For a number of years prior to 1998, we were required under contracts with each of Raven, D&F and Dynamic Products, Inc. ("Dynamic") (another one of our major suppliers), to purchase all our powder products from Raven and all our tablet, capsule and certain other products from Dynamic or D&F, to the extent each such manufacturer was capable of manufacturing such products. In September 1997, we entered into new three-year agreements with Raven, D&F and Dynamic that became effective on January 12, 1998, pursuant to which we revised pricing and other provisions. The new contracts provide, among other things, that we may source and develop products with other third party manufacturers, subject to minimum percentage purchase and other requirements for nutritional supplement, and a small number of non-nutritional supplement, products falling into specified product categories. As a result, and because the new contracts confirm our ownership of product formulations for substantially all of our nutritional supplement products, we have the capacity, and have begun to seek, to "second source" particular nutritional supplement products with multiple manufacturers. Further, we have begun to conduct our own product research and development and product formulation, and will increasingly rely on our in-house staff for these functions. Historically, however, we have relied on Raven and D&F for these services, and will continue to do so, albeit to a lesser extent, in the future.

         Our ability to enter new markets and sustain satisfactory levels of sales in each market has been in the past and is likely to continue to be dependent in significant part upon our own ability and the ability of our manufacturers, including Raven and D&F, to develop new products and reformulate existing products for introduction into the markets in which we operate. With the transition in our relationship with Raven and D&F from exclusive to nonexclusive contracts, there can be no assurance that we will seek or continue to obtain the same amount or quality of product research, development or formulation services from Raven and D&F that we have received in the past. While we expect to obtain similar such services from in-house personnel and alternative manufacturers in the future, there can be no assurance that there will not be some disruption in our business from time to time as these support services begin to be provided internally and by alternative manufacturers.

         On April 23, 1998, Raven and D&F and Dynamic concluded a bond offering. Part of the proceeds from the offering was used to repurchase certain ownership interests in such entities, including the entire ownership interest of Mr. Hughes in Raven and Dynamic (representing 1/3 and 1/5 of the formerly outstanding, ownership, respectively), as well as the entire ownership interest of an employee (formerly a Director and Executive Officer) of the Company in Dynamic (representing 5% of the formerly outstanding ownership). Because Mr. Hughes no longer has an economic link to our major suppliers, we are less certain that we will be able to maintain our current relationship with these manufacturers.

--------------------------------------------------------------------------------
         WE ARE EXPOSED TO POTENTIAL LIABILITY BECAUSE WE DO NOT CONDUCT INDEPENDENT CLINICAL STUDIES AND SCIENTIFIC REVIEW OF OUR PRODUCTS AND BECAUSE OF POTENTIAL MISUSE OF OUR PRODUCTS.
--------------------------------------------------------------------------------

         In general, our products consist of weight management products, food and dietary supplements and personal care products (a limited number of which have been or may be classified in the U.S. as OTC drugs), which we believe do not require approvals from the FDA or, in the United States market, other regulatory agencies, prior to sale. We do not conduct clinical studies of our products. Our products consist of herbs, vitamins, minerals and other ingredients that we regard as safe when taken as we suggest. Nevertheless, because we are highly dependent upon consumers' perception of the safety and quality of our products as well as similar products distributed by other companies, we could be adversely affected in the event any of our products or any similar products distributed by other companies should prove or be asserted to be harmful to consumers. In addition, because of our dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse effects resulting from consumers' use or misuse of our products or any similar products distributed by other companies could have a material adverse impact on our business.

--------------------------------------------------------------------------------
         OUR COMPETITORS COULD CAPTURE A SIGNIFICANT SHARE OF OUR MARKET.
--------------------------------------------------------------------------------

         We are subject to significant competition for the recruitment of distributors from other network marketing organizations, including those that market weight management, food and dietary supplement and personal care products as well as other types of products. Some of our competitors are substantially larger than we are and have available considerably greater financial resources than we do. Our ability to remain competitive depends, in significant part, on our success in recruiting and retaining distributors through an attractive compensation plan and other incentives.

         In addition, the business of marketing weight management, food and dietary supplement and personal care products is highly competitive. This market segment includes numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers both in the United States and abroad. The market is highly sensitive to the introduction of new products or weight management plans (including various prescription drugs) that may rapidly capture a significant share of the market. As a result, our ability to remain competitive depends in part upon the successful introduction of new products.

--------------------------------------------------------------------------------
         PRODUCT LIABILITY CLAIMS AND THE RESULTING ADVERSE PUBLICITY COULD NEGATIVELY AFFECT OUR BUSINESS.
--------------------------------------------------------------------------------

         As a marketer of food and dietary supplements and other products that are ingested by consumers or applied to their bodies, we may be subjected to various product liability claims, including, among other things, that our products contain contaminants, include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. While such claims to date have not been material to us and we maintain product liability insurance, it is possible that widespread product liability claims and the resultant adverse publicity could negatively affect our business.

--------------------------------------------------------------------------------
         THERE ARE SIGNIFICANT COSTS AND RISKS ASSOCIATED WITH THE YEAR 2000 ISSUES.
--------------------------------------------------------------------------------

         We are undertaking projects to address Year 2000 issues. The "Year 2000 issue" is the result of computer programs being written using two digits rather than four to define the applicable year. If our computer programs with date-sensitive functions are not Year 2000 compliant, they may fail or make miscalculations due to interpreting a date including "00" to mean 1900, not 2000. The result may be disruptions to operations, including, among other things, a temporary inability to process transactions or engage in similar normal business activities.

         We have established a project team to identify and address our Year 2000 risks and issues in an attempt to ensure the integrity and reliability of our information systems and business processes. The project team has (1) completed a review of our computer systems worldwide relating to order processing, distribution disbursements, and other financial systems and (2) developed a comprehensive project plan (the "Plan") as a means for ensuring the Year 2000 compliance of all information technology ("IT") systems, including applications, operating systems, mainframe, mid-range and client server platforms and all non-information technology ("Non-IT") systems, including embedded applications and equipment. In addition, our project team is seeking to ensure that key third parties are Year 2000 compliant. We have identified high risk applications that are critical to our business, and, therefore, have designed our Plan to address these systems first.

         Our Plan includes remediating certain existing software and converting to new software for certain other applications. The Plan is underway and we believe it will be completed by the end of the third quarter of 1999. Testing and certification of our computer systems and their applications is scheduled to be completed shortly thereafter. In addition, we have developed contingency plans for both software that has been selected for remediation and for those applications that will have to be replaced. The project team has also developed a third contingency plan (applicable to both remediation and replacement efforts) which involves the development of certain manual procedures that could be utilized to render our IT and Non-IT systems Year 2000 compliant. It is expected that the Plan together with the contingency plans will enable us to achieve Year 2000 compliance in a timely fashion.

         Our project team has also identified and contacted key third parties to determine the status of their Year 2000 compliance and any probable impact on us. If key third parties are not Year 2000 compliant and their non-compliance causes a material disruption to any of their businesses, our business could be materially adversely affected. Disruptions could also include, among other things, (1) a financial institution's inability to take and transfer funds; (2) an interruption in delivery of supplies from vendors; (3) a loss of voice and data connections; (4) a loss of power to our facilities; and (5) other interruptions in the normal course of our operations, the nature and extent of which is hard to foresee. We will continue to evaluate the nature of these risks, but at this time we are unable to determine the probability that any such risk will occur, or if it does occur, what the nature, length of other effects, if any, it may have.

         The financial impact of making any required system changes or other remediation efforts cannot be known precisely at this time, but it is not expected to be material to our financial position, results of operations, or cash flows.

         Under the current Plan, Year 2000 compliance should not pose significant operational problems. While we believe we will be able to resolve the Year 2000 issue in a timely manner, if we are unable to complete the installation of replacement systems and the required changes to existing critical systems, or if those with whom we conduct business are unsuccessful in implementing timely solutions, the Year 2000 issue could have a material adverse effect on our operations and results of operations, including on our ability to process and distribute orders.

--------------------------------------------------------------------------------
         THE EURO CONVERSION WILL REQUIRE US TO IMPLEMENT CERTAIN MODIFICATIONS TO THE WAY WE OPERATE IN EUROPEAN MARKETS.
--------------------------------------------------------------------------------

         On January 1, 1999, 11 of the 15 member countries of the European Union adopted a single European Currency -- the Euro. The conversion rates between the existing sovereign currencies and the Euro have been fixed. The Euro is traded on currency exchanges and is used in business transactions. Beginning in January 2002, new Euro-denominated bills and coins will be issued, and existing currencies will be withdrawn from circulation.

         We have conducted a review of its information and business systems, and those of our European affiliates, to address the impact of the Euro conversion. We have initially offered both the existing currencies and the Euro to settle distributor sales and will ultimately offer to process orders in the Euro currency. To prepare for this transition, certain computer systems will require modifications or replacement. In December 1998, we completed the initial remediation and testing process, the cost of which was approximately $500,000. We are still evaluating subsequent phases to the Euro conversion, which may include, among other things, system modifications to allow payment of distributor royalties in Euro. The incremental costs associated with these subsequent phases will not be significant as the system modifications will be incorporated into our year 2000 efforts. In response to the Euro conversion, we may make certain price adjustments to ensure pricing consistency within the European market.

--------------------------------------------------------------------------------
         BECAUSE MR. HUGHES CONTINUES TO CONTROL THE COMPANY, OUR OTHER SHAREHOLDERS MAY BE UNABLE TO EFFECT CHANGES WHICH THEY MAY FIND DESIRABLE.
--------------------------------------------------------------------------------

         As of the date of this Prospectus, Mr. Hughes beneficially owns 5,875,264 shares of the Class A Stock and 11,600,531 shares of the Class B Stock. Such amounts include shares issuable upon exercise of stock options within 60 days of the date hereof, 183,333 shares of Class A Stock and 366,666 shares of Class B Stock held by a charitable foundation of which Mr. Hughes is a director but with respect to which Mr. Hughes has no pecuniary interest and 5 million shares of Class B Stock held by affiliates of Mr. Hughes that are subject to forward purchase contracts with DECS(SM) Trust III, a Delaware business trust. Mr. Hughes' ownership interest represents 57.0% and 60.7% of the outstanding shares of Class A Stock and Class B Stock, respectively. Accordingly, Mr. Hughes currently has the power to elect the entire Board of Directors of the Company and determine the outcome of all matters submitted to the Company's shareholders for approval.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby.

                              SELLING SHAREHOLDERS

         The shares of Common Stock covered by this Prospectus are being registered for reoffers and resales by Selling Shareholders of the Company who have or may acquire such shares pursuant to the exercise of options that may be granted under the Company's 1991 Stock Option Plan (the "1991 Plan") or that have been granted pursuant to or may be acquired upon exercise of options granted under certain employment and restricted stock agreements with executive officers. The Selling Shareholders named below may resell all, a portion, or none of the shares that they have acquired or may acquire pursuant to the exercise of options.

         Key employees deemed to be "affiliates" of the Company who acquire registered Common Stock under the Plan may be added to the Selling Shareholders listed below from time to time, either by means of a post-effective amendment hereto or by use of a prospectus filed pursuant to Rule 424 under the Securities Act. An "affiliate" is defined in Rule 405 under the Securities Act as a "person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with," the Company.

         The following table shows the names of the Selling Shareholders, their positions with the Company, the number of shares of Common Stock known by the Company to be beneficially owned by them as of date of this Prospectus, the number of shares covered by this Prospectus and the number of shares of Common Stock to be owned by each Selling Shareholder if such Selling Shareholder were to sell all of his shares of Common Stock covered by this Prospectus.

------------------------------ -------------------------- ----------------- ----------------- ---------------- ---------------
SELLING SHAREHOLDER            POSITION WITH THE COMPANY  NUMBER OF         NUMBER OF         NUMBER OF        PERCENTAGE OF
                                                          SHARES            SHARES COVERED    SHARES HELD      COMMON STOCK
                                                          BENEFICIALLY      BY THIS           AFTER OFFERING   BENEFICIALLY
                                                          OWNED(1)          PROSPECTUS (2)    (2)(3)           OWNED AFTER
                                                                            (3)                                OFFERING(3)
------------------------------ -------------------------- ----------------- ----------------- ---------------- ---------------
Mark Hughes (5)                Chairman, President and     5,875,264 (A)          (2)          5,875,264 (A)       59.5%
                               Chief Executive Officer    11,600,531 (B)                      11,600,531 (B)
------------------------------ -------------------------- ----------------- ----------------- ---------------- ---------------
Christopher Pair (6)           Director, Executive Vice      118,082 (A)          (2)            118,082 (A)        1.3%
                               President, Chief              266,163 (B)                         266,163 (B)
                               Operating Officer and
                               Secretary
------------------------------ -------------------------- ----------------- ----------------- ---------------- ---------------
Michael E. Rosen (7)           Director, Executive Vice       75,417 (A)          (2)             75,417 (A)        (4)
                               President, Chief              180,832 (B)                         180,832 (B)
                               Executive Corporate
                               Marketing and Corporate
                               Development
------------------------------ -------------------------- ----------------- ----------------- ---------------- ---------------
Robert A. Sandler (6)          Executive Vice President       44,164 (A)          (2)             44,164 (A)        (4)
                               and General Counsel            98,331 (B)                          98,331 (B)
------------------------------ -------------------------- ----------------- ----------------- ---------------- ---------------
Timothy Gerrity (6)            Executive Vice President       47,332 (A)          (2)             43,082 (A)        (4)
                               and Chief Financial           114,665 (B)                         114,665 (B)
                               Officer
------------------------------ -------------------------- ----------------- ----------------- ---------------- ---------------
Edward J. Hall (8)             Director                       12,997 (A)          (2)             12,997 (A)        (4)
                                                              35,997 (B)                          35,997 (B)
------------------------------ -------------------------- ----------------- ----------------- ---------------- ---------------
Alan Liker (6)                 Director                       10,664 (A)          (2)             10,664 (A)        (4)
                                                              31,331 (B)                          31,331 (B)
------------------------------ -------------------------- ----------------- ----------------- ---------------- ---------------
Christopher M. Miner (6)       Director                        9,197 (A)          (2)              9,197 (A)        (4)
                                                              33,331 (B)                          33,331 (B)
------------------------------ -------------------------- ----------------- ----------------- ---------------- ---------------


(1) In the Table above, Class A Stock and Class B Stock are referred to as "(A)" or "(B)," respectively.

(2) Includes an indeterminate number of shares which may have been or may be issued under the Company's 1991 Plan, up to an aggregate number of shares equal to the shares covered by this Reoffer Prospectus. See "Explanatory Note."

(3) Assumes that no additional shares are purchased and sold by any Selling Shareholder.

(4) Less than one percent of outstanding shares.

(5) Includes 183,333 shares of Class A Stock and 366,666 shares of Class B Stock owned by the Herbalife Family Foundation. Mr. Hughes acts as a director of the foundation but has no pecuniary interest in the shares. Also includes 308,331 shares of Class A Stock and 466,663 shares of Class B Stock issuable upon exercise of stock options which are exercisable presently or within 60 days of this Reoffer Prospectus. Also includes 5 million shares of Class B Stock held by affiliates of Mr. Hughes that are subject to forward purchase contracts with DECS(SM) Trust III, a Delaware business trust. Pursuant to the terms of the forward purchase contracts, such shares (or a portion thereof) or an equivalent amount of cash is required to be delivered to DECS(SM) Trust III in February 2001 in order to enable DECS(SM) Trust III to settle the DECS(SM) securities issued by that entity. Until settlement of the DECS(SM), generally, Mr. Hughes' affiliates retain any voting rights and the right to receive dividends with respect to the Class B Common Stock. In addition, such shares have been pledged in favor of DECS(SM) Trust III to secure the obligations under the forward purchase contracts.

(6) Includes shares issuable upon exercise of stock options which are exercisable presently or within 60 days of this Reoofer Prospectus.

(7) Includes 64,164 shares of Class A Stock and 158,330 shares of Class B Stock issuable upon exercise of stock options which are exercisable presently or within 60 days of this Reoffer Prospectus.

(8) Includes 10,664 shares of Class A Stock and 31,331 shares of Class B Stock issuable upon exercise of stock options which are exercisable presently or within 60 days of this Reoffer Prospectus.

                              PLAN OF DISTRIBUTION

         The sale of all or a portion of the shares of Common Stock offered hereby by the Selling Shareholders may be effected from time to time on the NASDAQ-NMS at prevailing prices at the time of such sales, at prices related to such prevailing prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders. The Selling Shareholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Shareholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act.

         To the extent required under the Securities Act, a supplement to this Prospectus will be filed disclosing (a) the name of any such broker-dealers, (b) the number of shares involved, (c) the price at which such shares are to be sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, (e) that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.

         There is no assurance that any of the Selling Shareholders will sell any or all of the shares of Common Stock offered hereby.

         The Company has agreed to pay certain costs and expenses incurred in connection with the registration of the shares of Common Stock offered hereby, except that the Selling Shareholders shall be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such shares.

                                  LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon for the Company by the law firm of Irell & Manella LLP, Los Angeles, California.

                                     EXPERTS

         The consolidated financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE.

         The following documents filed with the Commission by the Company are incorporated herein by reference:

                  (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

                  (2) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999, and

                  (3) the description of the Common Stock contained in the Form 8-A Registration Statement registering the Common Stock pursuant to
         Section 12(g) of the Exchange Act, and any amendments thereto filed with the Commission for the purpose of updating such description.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date this Registration Statement is filed with the Commission, and prior to the filing of a post-effective amendment which indicates that all securities offered by this Registration Statement have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement, except as indicated herein.

ITEM 4.  DESCRIPTION OF SECURITIES.

         The Company maintains three deferred compensation plans for select groups of management or highly compensated employees: the Herbalife Management Deferred Compensation Plan, effective January 1, 1996 (the "Management Plan," applicable to directors and vice presidents) and the Herbalife Senior Executive Compensation Plan, effective January 1, 1996 (the "Senior Executive Plan," applicable to eligible employees at the rank of Senior Vice President and higher) and the Herbalife International of America, Inc. Executive Officer Deferred Compensation Plan effective December, 1998 (collectively with the Management Plan, the "Deferred Compensation Plans"). The Deferred Compensation Plans allow eligible employees, who are selected by the administrative committee that manages and administers the plans (the "Deferred Compensation Committee"), to elect annually to defer up to fifty percent (50%) of their base annual salary and up to one hundred percent (100%) of their annual bonus for each calendar year (the "Annual Deferral Amount"). The Company makes matching contributions on behalf of each participant in the Senior Executive Plan ("Company Matching Contributions") of one hundred percent (100%) of the amount deferred by each such participant from such participant's base annual salary up to ten percent (10%) of the participant's base annual salary. The Senior Executive Plan was recently amended to provide that, if the Annual Deferral Amount of any Participant designated by the Compensation Committee of the Company equals or exceeds ten percent (10%) of his or her Annual Base Salary, the Company Matching Contribution is equal to twenty percent (20%) of his or her Annual Base Salary. Each participant in either Deferred Compensation Plan has at all times a fully vested and nonforfeitable interest in each year's contribution, including interest credited thereto, and in any Company Matching Contributions, if applicable. In connection with a participant's election to defer an Annual Deferral Amount, the participant may also elect to receive a short-term payout, equal to the Annual Deferral Amount plus interest and payable five or more years from the first day of the year in which the Annual Deferral Amount is actually deferred. Subject to the short term payout provision and certain exceptions for unforeseeable financial emergencies, a participant may not withdraw, without incurring a ten percent (10%) withdrawal penalty, all or any portion of his or her account under the Deferred Compensation Plans prior to the date that such participant either
(a) is determined by the Deferred Compensation Committee to have incurred permanent and total disability or (b) dies or otherwise terminates employment with the Company.

         The Deferred Compensation Plans are unfunded and their benefits are paid from the general assets of the Company, except that the Company has contributed certain amounts to a "rabbi trust" whose assets will be used to pay benefits if the Company remains solvent, but can be reached by the Company's creditors if the Company becomes insolvent.

         A participant's right or the right of any other person to the Deferred Compensation obligations cannot be assigned, alienated, sold, garnished, transferred, pledged or encumbered except by a written designation of a beneficiary under the Deferred Compensation Plans, or, if no beneficiary designation has been made, to the participant's surviving spouse. If the participant has no surviving spouse, the benefits remaining under the Deferred Compensation Plans shall be paid to the participant's issue upon the principle of representation, and if there is no such issue, to the participant's estate.

         The Company reserves the right to amend or terminate the Deferred Compensation Plans at any time, except that no such amendment or termination shall adversely affect the right of each Participant to the balance of his or her deferred account as of the date of such amendment or termination.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.

         Not applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 78.751 of the General Corporation Law of Nevada ("GCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of any action by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that in view of all the circumstances of the case such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Section 78.751 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

         The Articles of Incorporation, as amended (the "Articles"), and Restated By-Laws of the Company provide, in effect, that to the extent and under the circumstances permitted by Section 78.751 of the GCL and subject to certain conditions, the Company shall indemnify any person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding of the type described above by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation.

         The Company has also entered into indemnification agreements with each of its directors and executive officers providing, among other things, that the director or officer shall be indemnified to the fullest extent permitted by applicable law against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in any action, suit or proceeding of the type described above by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation. In furtherance of such indemnification agreements, the Company has established a $1,000,000 trust fund from which payments owing under the indemnification agreements may be made. The initial term of the trust is ten years.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.

         None.

ITEM 8.  EXHIBITS.

Exhibit        Description                                                                                Footnote
Number                                                                                                     Number
4              Form of Class A Common Stock and Class B Common Stock Certificates                           (5)
5              Legal Opinion of Irell & Manella LLP                                                         (6)
23.1           Consent of Independent Auditors - Deloitte & Touche LLP                                      (6)
23.2           Consent of Irell & Manella LLP (included in legal opinion filed as Exhibit 5)                (6)
24             Power of Attorney (included on the signature pages filed herewith)                           (6)
99.1           Herbalife Executive Officer Deferred Compensation Plan                                       (6)
99.2           Herbalife Senior Executive Deferred Compensation Plan                                        (2)
99.3           Herbalife Management Deferred Compensation Plan                                              (2)
99.4           Herbalife Master Trust Agreement For Deferred Compensation Plans .                           (2)
99.5           Amended and Restated 1991 Stock Option Plan of Herbalife International, Inc.               (3), (4)

----------------------------

       (1) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.
       (2) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.
       (3) Incorporated by reference to the Company's Definitive Proxy Statement relating to its 1996 Annual Meeting of Stockholders.
       (4) Incorporated by reference to the Company's Definitive Proxy Statement relating to its 1998 Annual Meeting of Stockholders.
       (5) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.
       (6) Filed herewith.


ITEM 9.  UNDERTAKINGS.

        1. The undersigned registrant hereby undertakes:

           (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

PROVIDED, HOWEVER, that paragraphs (1)(a)(i) and (1)(a)(ii) will not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

           (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

           (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        2. The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 6 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this July 6, 1999.

                             HERBALIFE INTERNATIONAL, INC.
                             (a Nevada corporation)
                             Registrant

                             By: /s/ CHRISTOPHER PAIR

                             ---------------------------------------------------
                             Christopher Pair
                             Executive Vice President - Chief Operating Officer, Secretary and Director

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS:

         That the undersigned officers and directors of Herbalife International, Inc., a Nevada corporation, do hereby constitute and appoint Mark Hughes, Chairman, President and Chief Executive Officer, the lawful attorney-in-fact and agent, with full power and authority to do any and all acts and things and to execute any and all instruments which said attorney and agent determines to be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulation or requirements of the Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement and to any and all instruments or documents filed as part of or in connection with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms all that said attorney and agent shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

         IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of July 6, 1999.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below.

Signature                                              Title
---------                                              -----
/s/ MARK HUGHES                                        Chairman, President and Chief Executive Officer of
-----------------------------                          Herbalife International, Inc. (Principal Executive
     Mark Hughes                                       Officer)

/s/ CHRISTOPHER PAIR                                   Director, Executive Vice President, Chief Operating
-----------------------------                          Officer and Secretary
     Christopher Pair

/s/ MICHAEL E. ROSEN                                   Director, Executive Vice President, Chief Executive
-----------------------------                          Corporate Marketing and Corporate Development
     Michael Rosen

/s/ TIMOTHY GERRITY                                    Executive Vice President and Chief Financial Officer of
-----------------------------                          Herbalife International, Inc. (Principal Financial and
     Timothy Gerrity                                   Accounting Officer)

/s/ ROBERT A. SANDLER                                  Executive Vice President and General Counsel
----------------------------
     Robert A. Sandler

/s/ EDWARD J. HALL                                     Director
-----------------------------
     Edward J. Hall

/s/ ALAN LIKER                                         Director
-----------------------------
     Alan Liker
/s/ CHRISTOPHER M. MINER                               Director
-----------------------------
     Christopher M. Miner

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                    EXHIBITS
                                   TO FORM S-8
                                      UNDER
                             SECURITIES ACT OF 1933

                          HERBALIFE INTERNATIONAL, INC.

-------------- --------------------------------------------------------------------------------------- ----------------
Exhibit        Description                                                                                Page No./
Number                                                                                                   (Footnote)
-------------- --------------------------------------------------------------------------------------- ----------------
4              Form of Class A Common Stock and Class B Common Stock Certificates                            (5)
5              Legal Opinion of Irell & Manella LLP                                                          (6)
23.1           Consent of Independent Auditors - Deloitte & Touche LLP                                       (6)
23.2           Consent of Irell & Manella LLP (included in legal opinion filed as Exhibit 5)                 (6)
24             Power of Attorney (included on the signature pages filed herewith)                            (6)
99.1           Herbalife Executive Officer Deferred Compensation Plan                                        (6)
99.2           Herbalife Senior Executive Deferred Compensation Plan                                         (2)
99.3           Herbalife Management Deferred Compensation Plan                                               (2)
99.4           Herbalife Master Trust Agreement For Deferred Compensation Plans .                            (2)
99.5           Amended and Restated 1991 Stock Option Plan of Herbalife International, Inc.                (3), (4)


         (1) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

         (2) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

         (3) Incorporated by reference to the Company's Definitive Proxy Statement relating to its 1996 Annual Meeting of Stockholders.

         (4) Incorporated by reference to the Company's Definitive Proxy Statement relating to its 1998 Annual Meeting of Stockholders.

         (5) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

         (6)  Filed herewith.